UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5) VIROPHARMA INCORPORATED
(Name of Subject Company (Issuer))
VENUS NEWCO, INC. SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED
(Names of Filing Persons (Offeror))
Common Stock, Par Value $0.002 Per Share
(Title of Class of Securities)
928241108
(Cusip Number of Class of Securities)
Michael Garry Shire Pharmaceutical Holdings Ireland Limited 5 Riverwalk, Citywest Business Campus Dublin 24, Ireland +353 1 429 7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
George R. Bason, Jr. William J. Chudd Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒         third-party tender offer subject to Rule 14d-1.
☐          issuer tender offer subject to Rule 13e-4.
☐          going-private transaction subject to Rule 13e-3.
☐          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Shire Pharmaceutical Holdings Ireland Limited, a company incorporated in Ireland (“SPHIL”), and Venus Newco, Inc., a Delaware corporation and a wholly owned subsidiary of SPHIL (“Purchaser”), with the Securities and Exchange Commission on November 25, 2013 (as previously amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.002 per share (the “Shares”), of ViroPharma Incorporated, a Delaware corporation (“ViroPharma”), for $50.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibit (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

On January 9, 2014, Purchaser extended the Offer until midnight, New York City time, on Thursday, January 23, 2014 (one minute after 11:59 p.m., New York City time, on January 23, 2014), unless further extended.  The Offer had previously been scheduled to expire at midnight, New York City time, on Thursday, January 9, 2014 (one minute after 11:59 p.m., New York City time, on January 9, 2014).  As of midnight on January 9, 2014, approximately 51,571,041 Shares (excluding 2,120,493 Shares tendered by notice of guaranteed delivery) had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 78% of the outstanding Shares.  The press release issued by Shire plc announcing the foregoing is filed as Exhibit (a)(5)(xiv) hereto and is incorporated herein by reference.

Item 12 (Exhibits).

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(xiv)     Press Release issued by Shire plc dated January 10, 2014 announcing extension of the tender offer.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 2014

Venus Newco, Inc.

By:	/s/ Jeffrey Poulton
Name: Jeffrey Poulton
Title: President

Shire Pharmaceutical Holdings Ireland Limited

By:	/s/ Michael Garry
Name: Michael Garry
Title: Director

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated November 25, 2013.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement dated November 25, 2013.
(a)(5)(i)
Joint Press Release issued by Shire plc and ViroPharma Incorporated dated November 11, 2013 (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).

(a)(5)(ii)	Slide Presentation (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).
(a)(5)(iii)
Letter to ViroPharma Employees dated November 11, 2013 (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).

(a)(5)(iv)
Transcript of Investor Conference Call held on November 11, 2013 (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).

(a)(5)(v)
Prepared Remarks of Flemming Ornskov, M.D., Chief Executive Officer of Shire (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).

(a)(5)(vi)	Letter to Patients (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).
(a)(5)(vii)	Complaint filed in the Court of Chancery of the State of Delaware on November 19, 2013 (Eileen Bradley v. ViroPharma Incorporated, et al.).
(a)(5)(viii)	Complaint filed in the Court of Chancery of the State of Delaware on November 20, 2013(Mary Manley v. ViroPharma Incorporated, et al.).
(a)(5)(ix)	Complaint filed in the Court of Chancery of the State of Delaware on November 21, 2013 (Orrin H. Turbow v. ViroPharma Incorporated, et al.).
(a)(5)(x)	Complaint filed in the Court of Chancery of the State of Delaware on December 4, 2013 (Brian Cohen v. ViroPharma Incorporated, et al.).
(a)(5)(xi)	Press Release issued by Shire plc dated December 11, 2013 announcing expiration of the HSR waiting period.
(a)(5)(xii)	Letter to ViroPharma Employees dated December 24, 2013.
(a)(5)(xiii)	Press Release issued by Shire plc dated December 27, 2013 announcing extension of the tender offer.
(a)(5)(xiv)	Press Release issued by Shire plc dated January 10, 2014 announcing extension of the tender offer.
(b)(1)
Facilities Agreement dated November 11, 2013 among Shire plc, Morgan Stanley Bank International Limited, as mandated lead arranger, bookrunner and agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on November 12, 2013).

(b)(2)
Multicurrency revolving and swingline facilities agreement as at November 23, 2010 by and among Shire plc & with a number of financial institutions, for which Abbey National Treasury Services Plc (trading as Santander Global Banking and Markets), Bank of America Securities Limited, Barclays Capital, Citigroup Global Markets Limited, Lloyds TSB Bank plc and The Royal Bank of Scotland plc acted as mandated lead arrangers and bookrunners (incorporated by reference to Exhibit 10.28 to the Current Report on Form 10-K filed by Shire plc on February 23, 2011).
(b)(3)
Letter agreement dated December 13, 2013 among Shire plc, Morgan Stanley Bank International Limited, as agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on December 16, 2013).

(c)	Not applicable.
(d)(1)
Agreement and Plan of Merger dated as of November 11, 2013 among Shire Pharmaceutical Holdings Ireland Limited, Venus Newco, Inc., ViroPharma Incorporated and Shire plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Shire plc on November 12, 2013).

(d)(2)	Confidentiality Agreement dated as of June 20, 2013 between ViroPharma Incorporated and Shire Pharmaceutical Holdings Ireland Limited.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.